



08003138

acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

May 19, 2008

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

SEC Mail
Mail Processing
Section

MAY 29 2008

Washington, DC
109

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 4, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2008 to March 31, 2008, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
JUN 12 2008
THOMSON REUTERS

By S. Miyakawa

Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

dw 6/11

List of material information made public in Japan from January 1, 2008 to March 31, 2008

	Date	Descriptions	Information* provided to
Exhibit 1	February 6, 2008	Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2008 (English translation)	Public, TSE
Exhibit 2	February 6, 2008	Data Book (The Third Quarter Report for The Fiscal Year Ending March, 2008) (English translation)	Public, TSE
Exhibit 3	February 13, 2008	Corporate Governance Report (Brief description in English)	TSE
Exhibit 4	March 26, 2008	Acquisition of Trust Beneficiary Rights to Emission Credits (English translation)	Public

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.


FASF
MEMBERSHIP

Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2008 (Consolidated)

February 6, 2008

Forward-looking Statement

The statements and figures contained in this Brief Statement of Third Quarter Financial Results for the fiscal year ending March 2008 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/

Reference:

Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631

Note: 1. All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.
Note: 2. The figures in percentages show the year-on-year change from previous third quarter.

1. Consolidated Business Results for the Third Quarter Accounting Period (from April 1, 2007 to December 31, 2007)

(1 Consolidated Business Results

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income (Loss) (Third Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
12/07 (3Q)	288,762	(10.1)	79,445	(1.4)	80,774	(3.0)	37,745	—
12/06 (3Q)	321,228	(4.4)	80,533	(27.4)	83,243	(26.4)	(261,804)	—
3/07 (Annual)	423,652		(85,102)		(81,944)		(437,972)	

	Net Income (Loss) per Share (Third Quarter) (Yen)	Net Income per Share Diluted (Third Quarter) (Yen)
12/07 (3Q)	240.12	240.11
12/06 (3Q)	(1,665.49)	—
3/07 (Annual)	(2,786.19)	—

(2) Consolidated Financial Status

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets Per Share
	(Millions of yen)	(Millions of yen)	%	(Yen)
12/07 (3Q)	1,851,735	474,802	25.2	2,972.64
12/06 (3Q)	2,032,724	623,318	30.3	3,917.51
3/07 (Annual)	2,031,829	457,165	22.2	2,863.16

(3) Consolidated Cash Flow Status

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents At the End of Term
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
12/07 (3Q)	103,476	5,366	(102,164)	153,178
12/06 (3Q)	80,902	(104)	(63,615)	116,227
3/07 (Annual)	99,944	308	(53,464)	146,383

2. Dividend Status

	Dividend per Share (Yen)				
(Report Date)	First Quarter	Interim	Third Quarter	End of FY	Year
3/2007	—	70.00	—	30.00	100.00
3/2008	—	50.00	—		100.00
3/2008 (Forecast)				50.00	

3. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008) [Reference]

No revision has been made with respect to the earnings forecasts.

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share
	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Yen)
Annual	373,500	(11.8)	66,800	—	68,800	—	39,100	—	248.74

4. Others

(1) Change in important subsidiaries during the third quarter (Change in scope of consolidation): None

(2) Simplified Accounting Policies: Not adopted

(3) Change in Accounting Policies: Applicable

[Note] Please refer to [Qualitative Information/Financial Statements] on page 4, "4. Others:" in this brief statement.

(Reference)

1. Non-Consolidated Business Results for the Third Quarter Accounting Period (from April 1, 2007 to December 31, 2007)

(1) Non-Consolidated Business Results

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income (Loss) (Third Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
12/07 (3Q)	244,603	(13.6)	77,332	(1.2)	79,458	(1.5)	39,172	—
12/06 (3Q)	283,075	(5.8)	78,263	(26.8)	80,648	(25.7)	(262,251)	—
3/07 (Annual)	370,769		(88,992)		(86,183)		(439,463)	

	Net Income (Loss) per Share (Third Quarter)	Net Income per Share Diluted (Third Quarter)
	(Yen)	(Yen)
12/07 (3Q)	249.20	—
12/06 (3Q)	(1,668.33)	—
3/07 (Annual)	(2,795.68)	—

(2) Non-Consolidated Financial Status

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets Per Share
	(Millions of yen)	(Millions of yen)	%	(Yen)
12/07 (3Q)	1,662,253	458,576	27.6	2,917.26
12/06 (3Q)	1,866,798	611,202	32.7	3,888.20
3/07 (Annual)	1,861,285	443,797	23.8	2,823.24

2. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

No revision has been made with respect to the earnings forecasts.

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share
	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Yen)
Annual	309,100	(16.6)	63,700	—	66,700	—	40,100	—	255.10

[Qualitative Information/Financial Statements]

1. Qualitative Information on Progress in Business Results (Consolidated)

Although Japan's economy during the third quarter of current consolidated accounting period remained on a moderate recovery path mainly in exports and private capital investments, overall pace of recovery was somewhat hindered by sharp temporary decline in housing investments stemming from revisions made in the Building Standards Law. Concurrently, Japanese financial market experienced some turbulence such as sharp temporary drop in stock prices due to subprime mortgage crisis in the United States of America. The business environment surrounding the ACOM Group (hereinafter, "the Group") continued to be difficult because of factors such as increase in bad debt write-offs primarily from voluntary waiver of repayments and requests for interest repayments staying at a high level, while enforcement of Revised Money-lending Business Law in December, 2007 demands further stringent measures.

Under such circumstances, the Group has set "establishment of compliance structure", "actualization of putting customers first and establishment of socially-oriented corporate brand", "transformation of business model to enhance our cost competitiveness", "improvement of service by strengthening our marketing systems", "strengthening our ability to attract new customers and improve the quality of assets" and "nurturance of professionals" as management policies for this consolidated fiscal year. At the same time, the Group works enthusiastically both in domestic and oversea domains.

As for major measures taken during the third quarter, call center function and counseling center function were integrated and reorganized into East Japan Contact Center and West Japan Contact Center in order to further enhance customer service ability and efficiency of telephone service operation in loan business. With respect to oversea business development, ACOM and The Bank of Tokyo-Mitsubishi UFJ, Ltd. jointly acquired approximately 75.4% of issued shares (approximately 55.4% by ACOM and remaining 20% by The Bank of Tokyo-Mitsubishi UFJ, Ltd.) of Indonesian bank, "PT. BANK NUSANTARA PARAHYANGAN, Tbk. (hereinafter, "Bank BNP")" as one of our initiatives to promote business cooperation in Asia. The Group will implement its

expertise in Bank BNP's network and develop consumer loan business.

The business results for the third quarter of current consolidated accounting period were as follow: operating income was 288,762 million yen (10.1% down year-on-year); operating expenses was 209,316 million yen (13.0% down year-on-year) due to drastic declines in bad-debt-related expenses, interest-repayment-related expenses, and general administrative expenses; income before extraordinary items was 80,774 million yen (3.0% down year-on-year). As a result of booking items such as loss on revaluation of investments in marketable securities and income taxes, deferred, the net income was 37,745 million yen.

2. Qualitative Information on Changes in Financial Position (Consolidated)

At the end of the third quarter, total assets decreased by 180,093 million yen, while shareholders' equity showed an increase of 17,209 million yen from the end of previous consolidated fiscal year. Hence, the shareholders' equity ratio increased by 3.0 percentage points to 25.2%.

Current assets decreased by 142,548 million yen while fixed assets decreased by 37,545 million yen. Major changes in current assets include: decrease in loans receivable (122,469 million yen), decrease in deferred tax asset (14,937 million yen), and decrease in installment accounts receivable (13,986 million yen). Major changes in fixed assets include decrease in investments in marketable securities (33,450 million yen).

With regard to the liabilities account, total liabilities decreased by 197,731 million yen due to factors such as decrease in interest-bearing liabilities (85,021 million yen) and decrease in the allowance for loss on interest repayments (101,568 million yen).

(Cash Flows)

Cash and cash equivalents (hereinafter, "funds") at the end of the third quarter of current consolidated accounting period increased by 6,795 million yen to 153,178 million yen from the end of previous consolidated accounting period.

Cash flow from operating activities showed an increase of 103,476 million yen. The factors behind the increase consist of: income before income tax of 64,917 million yen, 101,568 million yen decrease in the allowance for loss on interest repayments, loss on revaluation of investments in marketable securities of 18,930 million yen, and increase of funds by 126,275 million yen through reduction in loans receivable.

Cash flow from investing activities increased by 5,366 million yen due to factors such as trades in investments in marketable securities. Cash flow from financing activities decreased by 102,164 million yen due to factors such as decrease in funds through decrease in interest-bearing liabilities (89,362 million yen) and payments of dividends (12,563 million yen).

3. Qualitative Information on Earnings Forecasts

No review has been done with respect to the earnings forecasts.

*The forecasts for the fiscal year ending March 31, 2008 stated in this Brief Statement is the business forecast announced on November 8, 2007, the date of interim financial results. The final financial results may vary according to various factors.

4. Others

(1) Change in important subsidiaries during the third quarter ended December 31, 2007 (Change in scope of consolidation)

There is no pertinent matter.

The Company acquired 55.4% of the issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. ("Bank BNP") on December 17, 2007; however, the Company did not include Bank BNP in this third quarter accounting period since the preparation related to the consolidated accounts was not complete.

(2) Adoption of simplified accounting policies

There is no pertinent matter.

(3) Change in accounting policies

In association with the reform of the corporation tax law, the depreciation method based on the amended corporation tax law has been applied to the tangible fixed assets acquired after April 1, 2007. Due to such change, our consolidated operating income, income before extraordinary items and income before income taxes each decreased by 11 million yen.

5. Summarized Consolidated Financial Statements

(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Term / Subject	Prior third quarter consolidated accounting period (As of December 31, 2006)		This third quarter consolidated accounting period (As of December 31, 2007)		Prior consolidated fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,878,270	92.4	1,736,215	93.8	1,878,763	92.5	(142,548)	(7.6)
Cash and time deposits	94,434		82,188		93,418		(11,229)	(12.0)
Loans receivable	1,660,206		1,509,841		1,632,310		(122,469)	(7.5)
Installment receivables	108,199		87,842		101,829		(13,986)	(13.7)
Purchased receivables	20,015		27,221		25,788		1,433	5.6
Deferred tax assets	51,648		45,660		60,597		(14,937)	(24.6)
Short-term loans	21,793		49,450		52,965		(3,515)	(6.6)
Other current assets	39,877		57,780		38,527		19,253	50.0
Allowance for bad debts	(117,904)		(123,768)		(126,671)		2,902	(2.3)
II. Fixed assets	154,454	7.6	115,520	6.2	153,065	7.5	(37,545)	(24.5)
Tangible fixed assets	50,665		46,654		49,208		(2,554)	(5.2)
Intangible fixed assets	1,244		1,204		1,204		(0)	(0.0)
Investments and other assets	102,544		67,662		102,653		(34,991)	(34.1)
Investments in securities	80,263		48,480		81,930		(33,450)	(40.8)
Other fixed assets	22,280		19,181		20,722		(1,541)	(7.4)
Total assets	2,032,724	100.0	1,851,735	100.0	2,031,829	100.0	(180,093)	(8.9)
(Liabilities)								
I. Current liabilities	392,193	19.3	340,800	18.4	375,037	18.5	(34,237)	(9.1)
Short-term loans	53,032		58,666		73,717		(15,050)	(20.4)
Current portion of long-term loans	210,306		195,718		197,410		(1,691)	(0.9)
Commercial paper	60,000		–		40,000		(40,000)	–
Current portion of bonds and notes	25,000		60,000		30,000		30,000	100.0
Accrued income taxes	212		720		502		218	43.4
Allowance for loss on debt guarantees	1,913		2,099		1,961		137	7.0
Deferred income on installment sales	8,138		5,975		7,519		(1,543)	(20.5)
Other current liabilities	33,591		17,619		23,927		(6,307)	(26.4)
II. Fixed liabilities	1,017,211	50.0	1,036,132	56.0	1,199,626	59.0	(163,494)	(13.6)
Straight bonds	229,420		242,955		240,230		2,725	1.1
Long-term loans	439,366		389,031		450,037		(61,005)	(13.6)
Deferred tax liabilities	8,042		11,545		14,730		(3,185)	(21.6)
Allowance for loss on interest repayments	335,391		388,431		490,000		(101,568)	(20.7)
Other fixed liabilities	4,990		4,168		4,629		(460)	(10.0)
Total liabilities	1,409,405	69.3	1,376,933	74.4	1,574,664	77.5	(197,731)	(12.6)
(Net assets)								
I. Shareholders' equity	613,511	30.2	461,129	24.9	437,342	21.5	23,786	5.4
Common stock	63,832	3.2	63,832	3.4	63,832	3.1	–	–
Capital surplus	76,010	3.7	76,010	4.1	76,010	3.7	(0)	(0.0)
Earned surplus	492,176	24.2	339,793	18.4	316,007	15.6	23,785	7.5
Treasury stock	(18,508)	(0.9)	(18,507)	(1.0)	(18,508)	(0.9)	1	(0.0)
II. Valuation and translation adjustments	2,298	0.1	6,153	0.3	12,730	0.7	(6,577)	(51.7)
Net unrealized gains on other securities	3,538	0.2	6,097	0.3	13,338	0.7	(7,241)	(54.3)
Deferred gains (losses) on hedges	(2)	(0.0)	–	–	(0)	(0.0)	0	–
Foreign currency translation adjustments	(1,237)	(0.1)	55	0.0	(607)	(0.0)	663	–
III. Minority interests	7,508	0.4	7,519	0.4	7,091	0.3	427	6.0
Total net assets	623,318	30.7	474,802	25.6	457,165	22.5	17,637	3.9
Total liabilities and net assets	2,032,724	100.0	1,851,735	100.0	2,031,829	100.0	(180,093)	(8.9)

(2) Summarized Consolidated Income Statements

(Millions of yen)

Term / Subject	Prior third quarter consolidated accounting period From April 1, 2006 to December 31, 2006		This third quarter consolidated accounting period From April 1, 2007 to December 31, 2007		Changes (yoy)		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	321,228	100.0	288,762	100.0	(32,465)	(10.1)	423,652	100.0
Interest on loans receivable	280,153		248,604		(31,549)	(11.3)	367,923	
Fees from credit card business	4,457		3,920		(536)	(12.0)	5,845	
Fees from installment sales financing	6,474		4,753		(1,720)	(26.6)	8,515	
Fees from credit guarantees	4,452		5,044		591	13.3	6,028	
Collection of purchased receivables	10,501		10,838		337	3.2	13,328	
Other financial income	79		372		292	368.7	174	
Sales	6,887		6,248		(639)	(9.3)	10,513	
Other operating income	8,220		8,979		758	9.2	11,322	
II. Operating expenses	240,694	74.9	209,316	72.5	(31,377)	(13.0)	508,755	120.1
Financial expenses	15,250		15,697		447	2.9	20,705	
Cost of purchased receivables	6,786		6,842		55	0.8	8,114	
Cost of sales	4,603		3,868		(734)	(16.0)	7,497	
Other operating expenses	214,053		182,906		(31,146)	(14.6)	472,438	
Operating profit (loss)	80,533	25.1	79,445	27.5	(1,088)	(1.4)	(85,102)	(20.1)
III. Non-operating income	2,786	0.8	1,468	0.5	(1,318)	(47.3)	3,346	0.8
IV. Non-operating expenses	76	0.0	139	0.0	63	82.7	187	0.0
Income (loss) before extraordinary items	83,243	25.9	80,774	28.0	(2,469)	(3.0)	(81,944)	(19.3)
V. Extraordinary income	236	0.1	3,968	1.4	3,731	–	252	0.0
VI. Extraordinary losses	332,689	103.6	19,825	6.9	(312,863)	(94.0)	350,871	82.8
Income (loss) before income taxes for the third quarter accounting period (fiscal year)	(249,208)	(77.6)	64,917	22.5	314,125	–	(432,563)	(102.1)
Income taxes (corporation tax, inhabitants' tax, and enterprise tax)	16,216	3.8	944	9.3	(15,272)	116.8	17,388	1.1
Prior fiscal year corporate taxes, etc	–		9,060		9,060		–	
Deferred income taxes	(3,846)		16,819		20,666		(12,635)	
Gain (loss) on minority interests in consolidated subsidiaries	224	0.1	346	0.1	121	54.2	655	0.2
Net income (loss) for the third quarter accounting period (fiscal year)	(261,804)	(81.5)	37,745	13.1	299,549	–	(437,972)	(103.4)

(3) Summarized Consolidated Statement of Changes in Net Assets

This Third Quarter Accounting Period (From April1, 2007 to December 31, 2007) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342
Changes during this third quarter accounting period					
Dividends from surplus			(12,575)		(12,575)
Net income (loss) for the third quarter accounting period			37,745		37,745
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		1	0
Decreased amount of surplus associated with decrease from equity-method affiliate			(1,384)		(1,384)
Total changes during this third quarter accounting period		(0)	23,785	1	23,786
Balance as of December 31, 2007	63,832	76,010	339,793	(18,507)	461,129

	Valuation and translation adjustments				Minority interest	Total net assets
	Net unrealized gains on other securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165
Changes during this third quarter accounting period						
Dividends from surplus						(12,575)
Net income (loss) for the third quarter accounting period						37,745
Acquisition of treasury stock						(0)
Disposal of treasury stock						0
Decreased amount of surplus associated with decrease from equity-method affiliate						(1,384)
Net changes of items other than shareholders' equity during this third quarter accounting period	(7,241)	0	663	(6,577)	427	(6,149)
Total changes during this third quarter accounting period	(7,241)	0	663	(6,577)	427	17,637
Balance as of December 31, 2007	6,097	—	55	6,153	7,519	474,802

(4) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period From April 1, 2006 to December 31, 2006	This third quarter consolidated accounting period From April 1, 2007 to December 31, 2007	Changes (yoy)	Prior consolidated fiscal year From April 1, 2006 to March 31, 2007
	Amount	Amount	Amount	Amount
I. Cash flow from operating activities				
Income (loss) before income taxes for the third quarter accounting period (fiscal year)	(249,208)	64,917	314,125	(432,563)
Depreciation and amortization	3,084	2,709	(375)	4,085
Increase (decrease) in allowance for bad debts	(12,068)	(3,406)	8,661	(3,802)
Increase (decrease) in allowance for loss on debt guarantees	265	137	(127)	314
Increase (decrease) in allowance for loss on interest repayments	311,691	(101,568)	(413,260)	466,300
Loss on revaluation of investments in marketable securities	35	18,930	18,895	14,794
Decrease (increase) in loans receivable	45,749	126,275	80,526	76,428
Decrease (increase) in installment receivables	25,159	15,156	(10,003)	33,433
Decrease (increase) in purchased receivables	(2,591)	(1,433)	1,157	(8,364)
Increase (decrease) in deferred income on installment sales	(3,769)	(1,756)	2,012	(4,810)
Other operating activities	10,056	(13,258)	(23,315)	1,600
Subtotal	128,404	106,701	(21,703)	147,416
Income taxes refund	—	6,128	6,128	—
Income taxes paid	(48,775)	(1,088)	47,687	(48,864)
Prior fiscal year corporate taxes, etc. paid	—	(9,017)	(9,017)	—
Others	1,273	751	(522)	1,392
Net cash provided by operating activities	80,902	103,476	22,573	99,944
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(1,688)	(891)	797	(2,211)
Purchase of investments in securities	(257)	(5,480)	(5,222)	(257)
Proceeds from sale of investments in securities	1,092	9,800	8,707	1,218
Proceeds from collection of loans	—	1,000	1,000	—
Other investment activities	748	937	189	1,558
Net cash used in investing activities	(104)	5,366	5,471	308
III. Cash flow from financing activities				
Proceeds from short-term loans	235,990	240,858	4,867	343,712
Repayments of short-term loans	(235,914)	(256,871)	(20,956)	(324,177)
Proceeds from issue of commercial paper	170,000	—	(170,000)	210,000
Payments for redemption of commercial paper	(160,000)	(40,000)	120,000	(220,000)
Proceeds from issue of straight bonds	29,275	41,694	12,418	59,898
Payments for redemption of straight bonds	(40,000)	(10,000)	30,000	(55,000)
Proceeds from long-term debts	118,575	87,359	(31,215)	174,732
Repayments of long-term debts	(169,342)	(152,403)	16,939	(230,310)
Cash dividends paid by the Company	(21,994)	(12,563)	9,431	(22,012)
Other financing activities	9,795	(238)	(10,033)	9,692
Net cash used in financing activities	(63,615)	(102,164)	(38,548)	(53,464)
IV Effect of exchange rate change on cash and cash equivalents	195	116	(78)	744
V. Increase (decrease) in cash and cash equivalents	17,377	6,795	(10,582)	47,533
VI Cash and cash equivalents at the beginning of the fiscal year	97,399	146,383	48,984	97,399
VI . Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	1,450	—	(1,450)	1,450
VII . Cash and cash equivalents at the end of third quarter accounting period (fiscal year)	116,227	153,178	36,950	146,383

6. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2006 to December 31, 2006		This third quarter consolidated accounting period From April 1, 2007 to December 31, 2007		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service business	316,388	98.5	283,868	98.3	416,479	98.3
Loan business	285,164	88.8	254,121	88.0	374,590	88.4
Credit card business	4,669	1.4	4,168	1.5	6,128	1.4
Installment sales finance business	7,564	2.4	5,840	2.0	10,106	2.4
Guarantee business	6,599	2.0	7,743	2.7	9,244	2.2
Loan servicing business	10,882	3.4	11,319	3.9	13,827	3.3
Others	1,509	0.5	674	0.2	2,581	0.6
Other businesses	4,839	1.5	4,893	1.7	7,173	1.7
Rental business	3,348	1.0	3,384	1.2	4,489	1.1
Others	1,490	0.5	1,509	0.5	2,684	0.6
Total	321,228	100.0	288,762	100.0	423,652	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2006)	This third quarter consolidated accounting period (As of December 31, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loan business	1,660,206	1,509,841	1,632,310
Credit card business	46,320	39,854	44,842
Credit card	45,725	39,346	44,268
Others	594	507	574
Installment sales finance business	61,879	47,987	56,986
Loan servicing business	20,015	27,221	25,788
Total	1,788,421	1,624,905	1,759,927

2) Bad Debts

(Millions of yen)

Category \ Term	Prior third quarter consolidated accounting period (As of December 31, 2006)	This third quarter consolidated accounting period (As of December 31, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loans to borrowers in bankruptcy or under reorganization	7,182	6,425	7,050
Loans in arrears	78,883	80,561	86,368
Loans past due for three months or more	1,531	3,552	1,645
Restructured loans	56,110	47,329	54,388
Total	143,708	137,869	149,453

(Category criteria concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2006)	This third quarter consolidated accounting period (As of December 31, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loan business	3,478,323	3,271,619	3,435,586
Credit card business	1,259,418	947,226	1,181,806
Credit card	1,253,339	941,939	1,175,910
Others	6,079	5,287	5,896
Installment sales finance business	446,394	363,429	421,554
Loan servicing business	222,635	329,970	226,271
Rental business	6,640	6,231	7,629

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: Number of loan accounts with balance outstanding

(2) Credit card business Credit card: Cardholder of ACOM MasterCard®

(3) Installment sales finance business: Number of contracts with receivables outstanding

(4) Loan servicing business: Number of accounts for purchased loans

(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior third quarter consolidated accounting period (As of December 31, 2006)	This third quarter consolidated accounting period (As of December 31, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Number of outlets	2,054	1,794	1,915
Number of employees	6,735	5,766	5,907
Allowance for bad debts (Millions of yen)	120,042	125,684	128,798
Allowance for loss on debt guarantees (Millions of yen)	1,913	2,099	1,961
Allowance for loss on interest repayments (Millions of yen)	335,391	388,431	490,000
Bad debt write-offs (Millions of yen)	76,770	93,980	107,765
Loss on interest repayments (Millions of yen)	51,763	101,568	84,147

Notes: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

7. Contingent Liabilities (As of December 31, 2007)

Amount of guaranteed receivables of guarantee business

Guaranteed receivables	116,177 million yen
Allowance for loss on debt guarantees	2,099 million yen
Net	114,077 million yen

[Reference] (Non-consolidated)

(1) Amount of guaranteed receivables of guarantee business

Guaranteed receivables	178,831 million yen
Allowance for loss on debt guarantees	3,470 million yen
Net	175,361 million yen

(2) Amount of guaranteed liabilities of affiliated companies

DC Cash One Ltd.	80,121 million yen
EASY BUY Public Company Limited	73,387 million yen
IR Loan Servicing, Inc.	5,707 million yen

8. Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject / Term	Prior third quarter accounting period (As of December 31, 2006)		This third quarter accounting period (As of December 31, 2007)		Prior fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,686,788	90.4	1,491,222	89.7	1,676,443	90.1	(185,221)	(11.0)
Cash and time deposits	78,268		66,129		78,836		(12,707)	(16.1)
Loans receivable	1,531,285		1,356,506		1,494.399		(137,893)	(9.2)
Installment receivables	81,094		39,346		76,423		(37,077)	(48.5)
Deferred tax assets	49,529		42,935		58,198		(15,262)	(26.2)
Short-term loans	21,093		48,950		53,065		(4,114)	(7.8)
Other current assets	35,787		49,083		34,400		14,683	42.7
Allowance for bad debts	(110,270)		(111,730)		(118,880)		7,150	(6.0)
II. Fixed assets	180,010	9.6	171,031	10.3	184,841	9.9	(13,810)	(7.5)
Tangible fixed assets	36,513		32,471		34,964		(2,492)	(7.1)
Intangible fixed assets	991		947		965		(18)	(1.9)
Investments and other assets	142,504		137,612		148,911		(11,298)	(7.6)
Total assets	1,866,798	100.0	1,662,253	100.0	1,861,285	100.0	(199,031)	(10.7)
(Liabilities)								
I. Current liabilities	296,252	15.9	244,525	14.7	281,426	15.1	(36,900)	(13.1)
Short-term loans	—		—		20,000		(20,000)	—
Current portion of long-term loans	174,500		168,170		164,382		3,788	2.3
Commercial paper	60,000		—		40,000		(40,000)	—
Current portion of bonds and notes	25,000		60,000		30,000		30,000	100.0
Allowance for loss on debt guarantees	3,770		3,470		3,670		(200)	(5.4)
Deferred income on installment sales	4,205		—		3,893		(3,893)	—
Other current liabilities	28,776		12,885		19,481		(6,595)	(33.9)
II. Fixed liabilities	959,343	51.4	959,151	57.7	1,136,060	61.1	(176,909)	(15.6)
Straight bonds	220,000		220,000		230,000		(10,000)	(4.3)
Long-term loans	398,758		345,841		404,205		(58,364)	(14.4)
Allowance for loss on interest repayments	335,391		388,431		490,000		(101,568)	(20.7)
Other fixed liabilities	5,193		4,879		11,855		(6,976)	(58.8)
Total liabilities	1,255,595	67.3	1,203,677	72.4	1,417,487	76.2	(213,810)	(15.1)
(Net assets)								
I. Shareholders' equity	607,879	32.6	452,475	27.2	430,666	23.1	21,809	5.1
Common stock	63,832	3.4	63,832	3.8	63,832	3.4	—	—
Capital surplus	76,010	4.1	76,010	4.6	76.010	4.1	(0)	(0.0)
Earned surplus	486,544	26.1	331,139	19.9	309,331	16.6	21,808	7.1
Treasury stock	(18,508)	(1.0)	(18,507)	(1.1)	(18,508)	(1.0)	1	(0.0)
II. Valuation and translation adjustments	3,323	0.1	6,101	0.4	13,131	0.7	(7,029)	(53.5)
Net unrealized gains on other securities	3,323	0.1	6,101	0.4	13,131	0.7	(7,029)	(53.5)
Total net assets	611,202	32.7	458,576	27.6	443,797	23.8	14,779	3.3
Total liabilities and net assets	1,866,798	100.0	1,662,253	100.0	1,861,285	100.0	(199,031)	(10.7)

(2) Summarized Income Statements

(Millions of yen)

Term / Subject	Prior third quarter consolidated accounting period From April 1, 2006 to December 31, 2006		This third quarter consolidated accounting period From April 1, 2007 to December 31, 2007		Changes (yoy)		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
I. Operating income	283,075	100.0	244,603	100.0	(38,472)	(13.6)	370,769	100.0
Interest on loans receivable	262,546		226,063		(36,483)	(13.9)	342,908	
Fees from credit card business	4,401		3,866		(534)	(12.1)	5,770	
Fees from installment sales financing	2,736		–		(2,736)	–	3,492	
Fees from credit guarantees	7,278		7,590		311	4.3	9,746	
Other financial income	73		365		291	395.3	166	
Sales	–		654		654	–	722	
Other operating income	6,038		6,062		23	0.4	7,962	
II. Operating expenses	204,808	72.4	167,271	68.4	(37,537)	(18.3)	459,762	124.0
Financial expenses	12,632		12,152		(480)	(3.8)	16,928	
Cost of sales	–		606		606	–	1,223	
Other operating expenses	192,175		154,512		(37,662)	(19.6)	441,610	
Operating profit (loss)	78,266	27.6	77,332	31.6	(934)	(1.2)	(88,992)	(24.0)
III Non-operating income	2,495	0.9	2,266	0.9	(229)	(9.2)	3,046	0.8
IV Non-operating expenses	114	0.0	140	0.0	25	22.8	236	0.0
Income (loss) before extraordinary items	80,648	28.5	79,458	32.5	(1.189)	(1.5)	(86,183)	(23.2)
V. Extraordinary income	256	0.1	3,966	1.6	3,710	–	269	0.0
VI Extraordinary losses	332,698	117.5	19,819	8.1	(312,878)	(94.0)	350,835	94.6
Income before income taxes for the third quarter accounting period (fiscal year)	(251,793)	(88.9)	63,605	26.0	315.399	–	(436,749)	(117.8)
Income taxes (corporation tax, inhabitants' tax, and enterprise tax)	15,428		110		(15,318)		16,353	
Prior fiscal year corporate taxes, etc	–	3.7	9,060	10.0	9,060	133.6	–	0.7
Deferred income taxes	(4,970)		15,263		20,233		(13,638)	
Net income (loss) for the third quarter accounting period (fiscal year)	(262,251)	(92.6)	39,172	16.0	301,423	–	(439,463)	(118.5)

EXHIBIT2

DATA BOOK

Quarterly Report

The Third Quarter Report for The Fiscal Year Ending March, 2008

ACOM CO., LTD.

2008/02
February 2008
Code No. 8572

Contents

		Pages
Notes to DATA BOOK		1
	Trend in Actual Results and Estimates (Consolidated)	
1.	Income and Expenses	2
2.	Operating Income by Segment	2
3.	Receivables Outstanding by Segment	3
4.	Number of Customer Accounts by Segment	3
	Trend in Actual Results and Estimates (Non-Consolidated)	
5.	Income and Expenses	4
6.	Operating Income by Category	4
7.	Receivables Outstanding	5
8.	Number of Customer Accounts	5
9.	Number of New Loan Customers	6
10.	Number of Loan Business Outlets	6
11.	Cash Dispensers, ATMs and MUJINKUN	6
12.	Employees	6
13.	Unsecured Loans Receivable Outstanding for Consumers by Interest Rate	7
14.	Unsecured Loans Receivable Outstanding for Consumers by Classified Receivable Outstanding	7
15.	Bad Debt Write-offs	8
15-2.	Unsecured Loans Write-offs by Reasons	8
16.	Bad Debts	9
16-2.	Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department]	9
17.	Allowance for Bad Debts	9
18.	Allowance for Loss on Interest Repayments	9
19.	Credit Card Business [ACOM MasterCard®]	10
20.	Installment Sales Finance Business	10
21.	Guarantee Business	10
22.	DC Cash One Ltd.	11
	(Reference) Category criteria concerning situations of bad debts	12

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of accounts are included in the receivables outstanding and number of customer accounts.

:7. " - " in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

Trend in Actual Results and Estimates (Consolidated)

1. Income and Expenses (Consolidated)

(Millions of yen)

	2006/3		2006/6	2006/9	2006/12	2007/3		2007/6		2007/9		2007/12		2008/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	445,431	2.6	108,587	215,880	321,228	423,652	-4.9	99,060	-8.8	196,654	-8.9	288,762	-10.1	373,500	-11.8
Operating Expenses	335,039	15.7	92,050	157,668	240,694	508,755	51.8	78,521	-14.7	147,255	-6.6	209,316	-13.0	306,700	-39.7
Financial Expenses	20,711	-8.1	5,009	10,136	15,250	20,705	-0.0	5,374	7.3	10,588	4.5	15,697	2.9	21,900	5.8
Bad-debt-related Expenses	117,125	8.0	40,956	56,551	98,285	137,595	17.5	40,024	-2.3	66,493	17.6	90,726	-7.7	140,500	2.1
Interest-repayment-related Expenses	37,228	-	7,372	13,155	13,155	200,147	437.6	-	-100.0	-	-100.0	-	-100.0	-	-100.0
Operating Profit	110,392	-23.5	16,537	58,211	80,533	-85,102	-	20,539	24.2	49,398	-15.1	79,445	-1.4	66,800	-
Non-operating Income	2,759	89.6	1,347	1,823	2,786	3,346	21.3	813	-39.6	1,198	-34.3	1,468	-47.3	2,300	-31.3
Non-operating Expenses	140	-94.3	9	18	76	187	33.5	11	18.5	136	629.0	139	82.7	300	60.4
Income Before Extraordinary Items	113,011	-21.2	17,875	60,016	63,243	-81,944	-	21,341	19.4	50,460	-15.9	80,774	-3.0	68,800	-
Extraordinary Income	411	189.3	221	221	236	252	-38.7	2,945	-	3,498	-	3,968	-	3,500	-
Extraordinary Losses	1,363	-56.0	178	317,461	332,689	350,871	-	526	195.2	17,474	-94.5	19,825	-94.0	18,000	-94.9
Income Before Income Taxes	112,059	-20.2	17,917	-257,223	-249,208	-432,563	-	23,759	32.6	36,483	-	64,917	-	54,300	-
Net Income	65,595	-19.5	10,698	-282,140	-261,804	-437,972	-	13,268	24.0	24,845	-	37,745	-	39,100	-

Note: Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2006/3		2006/6	2006/9	2006/12	2007/3		2007/6		2007/9		2007/12		2008/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	445,431	2.6	108,587	215,880	321,228	423,652	-4.9	99,060	-8.8	196,654	-8.9	288,762	-10.1	373,500	-11.8
Loan Business	396,485	2.4	96,691	191,567	285,164	374,590	-5.5	87,680	-9.3	173,275	-9.5	254,121	-10.9	323,500	-13.6
ACOM CO., LTD.	374,233	-1.3	91,121	180,043	266,948	346,519	-6.9	80,159	-12.0	157,545	-12.5	230,782	-13.5	291,500	-16.4
DC Cash One Ltd.	11,354	-	3,155	6,449	9,858	13,220	16.4	3,436	8.9	6,892	6.9	10,350	5.0	13,800	4.4
EASY BUY Public Company Limited	10,895	34.6	2,413	5,074	8,356	12,850	17.9	4,084	69.2	8,836	74.1	12,987	55.4	18,200	41.6
AFRESH CREDIT CO., LTD.	0	-77.5	0	0	0	0	-76.8	-	-	-	-	-	-	-	-
Credit Card Business	6,462	2.4	1,571	3,125	4,669	6,128	-5.2	1,462	-6.9	2,831	-9.4	4,168	-10.7	5,400	-11.9
ACOM CO., LTD.	6,389	2.6	1,552	3,088	4,613	6,054	-5.3	1,444	-7.0	2,794	-9.5	4,114	-10.8	5,400	-10.8
AFRESH CREDIT CO., LTD.	72	-14.0	18	37	55	74	3.2	18	-0.0	36	-1.2	53	-3.8	0	-100.0
Installment Sales Finance Business	14,839	-10.7	2,789	5,185	7,564	10,106	-31.9	2,119	-24.0	4,198	-19.0	5,840	-22.8	7,500	-25.8
ACOM CO., LTD.	5,802	-38.6	1,098	2,067	2,982	3,811	-34.3	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	6,762	139.2	1,309	2,413	3,595	5,072	-25.0	1,232	-5.8	2,474	2.5	3,287	-8.6	4,200	-17.2
AFRESH CREDIT CO., LTD.	2,275	-47.6	381	705	985	1,222	-46.3	886	132.3	1,723	144.5	2,553	159.0	3,300	170.0
Guarantee Business	6,651	-12.8	1,945	4,289	6,599	9,244	39.0	2,455	26.2	5,169	20.5	7,743	17.3	10,900	17.9
ACOM CO., LTD.	6,244	-18.1	1,569	3,457	5,102	7,071	13.2	1,719	9.5	3,722	7.7	5,501	7.8	7,700	8.9
DC Cash One Ltd.	406	-	375	832	1,496	2,172	434.7	736	95.9	1,447	74.0	2,242	49.8	3,200	47.3
Loan Servicing Business	14,117	61.1	3,820	7,226	10,882	13,827	-2.1	3,518	-7.9	7,832	8.4	11,319	4.0	19,000	37.4
Rental Business	4,318	14.2	1,097	2,167	3,348	4,489	4.0	1,048	-4.4	2,174	0.4	3,384	1.1	4,700	4.7
Others	2,557	-27.2	671	2,318	3,000	5,265	105.9	775	15.5	1,171	-49.5	2,183	-27.2	2,500	-52.5
Other Financial Businesses	331	676.0	111	1,247	1,509	2,581	679.8	288	159.2	431	-65.4	674	-55.3	1,000	-61.3

Note: AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

nd in Actual Results and Estimates (Consolidated)

Receivables Outstanding by Segment (Consolidated)

	2007/3							2008/3									
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
ceivables Outstanding (Millions of yen)	1,852,053	-0.9	1,840,451	1,827,358	1,788,421	1,759,927	-5.0	1,714,088	-6.9	1,682,657	-7.9	1,624,905	-9.1	-7.7	1,587,800	-9.8
oan Business	1,703,172	1.4	1,701,404	1,692,422	1,660,206	1,632,310	-4.2	1,590,705	-6.5	1,561,499	-7.7	1,509,841	-9.1	-7.5	1,476,300	-9.6
ACOM CO., LTD.	1,596,276	-0.3	1,586,814	1,571,342	1,531,285	1,494,399	-6.4	1,445,140	-8.9	1,406,946	-10.5	1,356,506	-11.4	-9.2	1,314,700	-12.0
AFRESH CREDIT CO., LTD.	20	-38.7	19	18	-	-	-	-	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	29,564	72.3	33,715	36,846	42,588	49,918	68.8	56,938	68.9	65,406	77.5	65,565	54.0	31.3	70,900	42.0
DC Cash One Ltd.	74,142	25.1	77,253	80,064	81,536	82,698	11.5	82,888	7.3	82,993	3.7	81,651	0.1	-1.3	84,000	1.6
redit Card Business	48,120	-2.6	47,725	47,111	46,320	44,842	-6.8	43,493	-8.9	41,710	-11.5	39,854	-14.0	-11.1	37,900	-15.5
ACOM MasterCard®	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	41,174	-11.5	39,346	-14.0	-11.1	37,400	-15.5
AFRESH CREDIT CO., LTD.	568	4.1	575	574	587	566	-0.4	572	-0.5	535	-6.7	507	-13.6	-10.3	500	-11.7
nstallment Sales Finance Business	83,335	-34.6	75,878	66,926	61,879	56,986	-31.6	54,616	-28.0	52,146	-22.1	47,987	-22.5	-15.8	44,500	-21.9
ACOM CO., LTD.	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-	-	-	-	-	-	-
AFRESH CREDIT CO., LTD.	17,335	-48.4	15,486	12,891	11,460	9,503	-45.2	39,543	155.3	37,034	187.3	35,822	212.6	276.9	34,100	258.8
EASY BUY Public Company Limited	20,229	-14.8	17,748	15,832	15,056	15,335	-24.2	15,072	-15.1	15,111	-4.5	12,165	-19.2	-20.7	10,400	-32.2
oan Servicing Business	17,423	36.9	15,442	20,898	20,015	25,788	48.0	25,273	63.7	27,301	30.6	27,221	36.0	5.6	29,100	12.8
uaranteed Receivables	89,894	15.2	94,309	98,754	102,554	105,977	17.9	109,940	16.6	113,317	14.7	116,177	13.3	9.6	131,300	23.9
COM CO., LTD.	89,639	14.9	92,693	95,124	95,532	96,850	8.0	97,246	4.9	97,855	2.9	97,180	1.7	0.3	109,200	12.8
C Cash One Ltd.	254	-	1,616	3,630	7,021	9,126	-	12,694	685.5	15,461	325.9	18,997	170.6	108.2	22,100	142.2

e AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Number of Customer Accounts by Segment (Consolidated)

	2007/3							2008/3									
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
n Business	3,450,636	1.3	3,456,665	3,464,188	3,478,323	3,435,586	-0.4	3,369,885	-2.5	3,334,656	-3.7	3,271,619	-5.9	-4.8	3,227,800	-6.0
COM CO., LTD.	2,859,176	-1.5	2,840,024	2,806,722	2,745,024	2,682,160	-6.2	2,594,223	-8.7	2,523,758	-10.1	2,445,393	-10.9	-8.8	2,355,300	-12.2
FRESH CREDIT CO., LTD.	40	-76.0	31	24	-	-	-	-	-	-	-	-	-	-	-	-
ASY BUY Public Company Limited	410,142	18.2	430,208	466,293	538,580	556,344	35.6	577,179	34.2	612,316	31.3	629,698	16.9	13.2	674,000	21.1
C Cash One Ltd.	172,183	14.7	176,248	179,646	181,664	182,878	6.2	183,318	4.0	182,721	1.7	180,934	-0.4	-1.1	181,500	-0.8
dit Card Business	1,259,509	5.2	1,282,575	1,291,331	1,259,418	1,181,806	-6.2	1,108,324	-13.6	1,021,168	-20.9	947,226	-24.8	-19.8	819,800	-30.6
COM MasterCard®	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	1,015,694	-21.0	941,939	-24.8	-19.9	814,800	-30.7
FRESH CREDIT CO., LTD.	5,709	1.8	5,812	5,815	5,885	5,701	-0.1	5,676	-2.3	5,474	-5.9	5,287	-10.2	-7.3	5,000	-12.3
tallment Sales Finance Business	671,742	-29.9	560,068	485,142	446,394	421,554	-37.2	410,802	-26.7	391,131	-19.4	363,429	-18.6	-13.8	336,500	-20.2
COM CO., LTD.	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-	-	-	-	-	-	-
FRESH CREDIT CO., LTD.	96,023	-35.1	85,925	76,141	67,073	57,840	-39.8	193,030	124.6	179,743	136.1	175,024	160.9	202.6	165,500	186.1
ASY BUY Public Company Limited	369,936	-29.7	283,236	235,709	219,553	216,281	-41.5	217,772	-23.1	211,388	-10.3	188,405	-14.2	-12.9	171,000	-20.9
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		

tes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
2. Credit Card Business: Number of cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. Loan Servicing Business: Number of accounts for purchased loans.
5. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

5. Income and Expenses (ACOM)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
Operating Income	396,637	-1.5	96,446	190,906	283,075	370,769	-6.5	84,639	-12.2	166,528	-12.8	244,603	-13.6	309,100	-16.6
Operating Expenses	290,512	10.7	80,164	134,113	204,808	459,762	58.3	65,317	-18.5	119,285	-11.1	167,271	-18.3	245,400	-46.6
Financial Expenses	18,186	-15.8	4,221	8,511	12,632	16,928	-6.9	4,209	-0.3	8,207	-3.6	12,152	-3.8	17,000	0.4
Cost of Sales	-	-	-	-	-	1,223	-	246	-	246	-	606	-	300	-75.5
Bad-debt-related Expenses	108,183	5.6	38,222	52,344	92,328	129,056	19.3	37,329	-2.3	60,365	15.3	80,086	-13.3	125,400	-2.8
Bad Debt Write-offs	107,239	-1.1	28,775	42,868	68,870	97,097	-9.5	31,672	10.1	57,949	35.2	85,922	24.8	116,700	20.2
Increase or Decrease in Allowance for Bad Debts	493	107.1	9,097	8,996	23,018	31,618	-	5,297	-41.8	2,436	-72.9	-5,636	-124.5	8,300	-73.7
Increase or Decrease in Allowance for Loss on Debt Guarantees	450	-55.7	350	480	440	340	-24.4	360	2.9	-20	-104.2	-200	-145.5	400	17.6
Interest-repayment-related Expenses	37,227	-	7,372	13,155	13,155	200,147	437.6	-	-100.0	-	-100.0	-	-100.0	-	-100.0
Interest Repayments	13,527	-	6,072	13,630	24,060	42,266	212.4	18,460	-	36,397	167.0	56,822	136.2	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	16,024	27,703	41,880	-	15,745	-	29,569	84.5	44,746	61.5	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	23,700	-	1,300	-16,500	-38,608	116,000	389.5	-34,205	-	-65,966	-	-101,568	-	-137,567	-
Other Operating Expenses	126,914	-8.2	30,348	60,102	86,691	112,406	-11.4	23,532	-22.5	50,467	-16.0	74,426	-14.2	102,700	-8.6
Operating Profit	106,124	-24.3	16,282	56,793	78,266	-88,992	-	19,321	18.7	47,242	-16.8	77,332	-1.2	63,700	-
Non-operating Income	2,215	6.3	1,066	1,638	2,495	3,046	37.5	1,045	-2.0	1,693	3.3	2,266	-9.2	3,200	5.1
Non-operating Expenses	165	-73.3	9	62	114	236	42.8	8	-5.2	145	131.5	140	22.8	200	-15.3
Income Before Extraordinary Items	108,174	-23.7	17,339	58,369	80,648	-86,183	-	20,358	17.4	48,790	-16.4	79,458	-1.5	66,700	-
Extraordinary Income	489	245.7	220	242	256	269	-44.9	2,945	-	3,496	-	3,966	-	3,500	-
Extraordinary Losses	1,424	-49.2	176	317,461	332,698	350,835	-	572	224.6	17,453	-94.5	19,819	-94.0	17,900	-94.9
Income Before Income Taxes	107,239	-22.9	17,384	-258,849	-251,793	-436,749	-	22,730	30.8	34,834	-	63,605	-	52,300	-
Income Taxes, current	44,770	-5.8	4,420	22,330	15,428	16,353	-63.5	30	-	65	-99.7	110	-	100	-99.4
Prior Fiscal Year Corporate Taxes, etc.	-	-	-	-	-	-	-	7,320	-	9,060	-	9,060	-	9,100	-
Income Taxes, deferred	-1,682	-119.8	2,648	1,563	-4,970	-13,638	-	745	-	-148	-	15,263	-	3,000	-
Net Income	64,152	-22.7	10,315	-282,742	-262,251	-439,463	-	14,635	41.9	25,857	-	39,172	-	40,100	-

Note: In line with the inclusion of Interest-repayment-related Expenses, Interest Repayments counted in "Other Operating Expenses" in the past is indicated retroactively from the fiscal year ended March, 2006.

6. Operating Income by Category (ACOM)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
Operating Income	396,637	-1.5	96,446	190,906	283,075	370,769	-6.5	84,639	-12.2	166,528	-12.8	244,603	-13.6	309,100	-16.6
Interest on Loans Receivable	367,619	-1.3	89,495	177,020	262,546	342,908	-6.7	78,514	-12.3	154,323	-12.8	226,063	-13.9	285,900	-16.6
Fees from Credit Card Business	6,139	0.4	1,484	2,955	4,401	5,770	-6.0	1,333	-10.2	2,624	-11.2	3,866	-12.1	5,000	-13.3
Fees from Installment Sales Financing	5,550	-40.0	1,016	1,913	2,736	3,492	-37.1	-	-	-	-	-	-	-	-
Fees from Credit Guarantees	9,496	25.0	2,462	5,300	7,930	10,869	14.5	2,679	8.8	5,645	6.5	8,386	5.7	11,600	6.7
Sales	-	-	-	-	-	722	-	171	-	171	-	654	-	200	-72.3
Other	7,830	8.5	1,987	3,716	5,460	7,005	-10.5	1,941	-2.3	3,763	1.2	5,632	3.1	6,400	-8.6

Note: AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

end in Actual Results and Estimates(Non-Consolidated)

Receivables Outstanding(ACOM)

	2006/3		2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
ceivables Outstanding (Millions of yen)	1,689,598	-1.8	1,676,607	1,656,081	1,612,379	1,570,823	-7.0	1,488,061	-11.2	1,448,121	-12.6	1,395,852	-13.4	-11.1	1,352,100	-13.9
oan Business	1,596,276	-0.3	1,586,814	1,571,342	1,531,285	1,494,399	-6.4	1,445,140	-8.9	1,406,946	-10.5	1,356,506	-11.4	-9.2	1,314,700	-12.0
Unsecured Loans	1,542,256	-0.2	1,533,505	1,519,341	1,481,086	1,446,209	-6.2	1,398,887	-8.8	1,362,516	-10.3	1,314,026	-11.3	-9.1	1,274,500	-11.9
Consumers	1,542,121	-0.2	1,533,378	1,519,223	1,480,983	1,446,117	-6.2	1,398,806	-8.8	1,362,440	-10.3	1,313,956	-11.3	-9.1	1,274,500	-11.9
Commercials	134	-31.5	126	118	103	91	-32.3	81	-35.7	75	-36.2	70	-32.2	-23.4	0	-100.0
Secured Loans	54,020	-4.0	53,308	52,000	50,198	48,190	-10.8	46,253	-13.2	44,430	-14.6	42,479	-15.4	-11.9	40,200	-16.6
Credit Card Business	47,551	-2.7	47,149	46,536	45,732	44,276	-6.9	42,920	-9.0	41,174	-11.5	39,346	-14.0	-11.1	37,400	-15.5
ACOM MasterCard®	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	41,174	-11.5	39,346	-14.0	-11.1	37,400	-15.5
nstallment Sales Finance Business	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-	-	-	-	-	-	-
erage Balance of Unsecured Loans for nsumers per Account (Thousands of yen)	542	1.3	542	544	542	541	-0.2	542	0.0	542	-0.4	540	-0.4	-0.2	543	0.4
eference>																
aranteed Receivables	163,782	19.3	169,947	175,188	177,069	179,549	9.6	180,134	6.0	180,849	3.2	178,831	1.0	-0.4	193,200	7.6

te AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Number of Customer Accounts(ACOM)

	2006/3		2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
n Business	2,859,176	-1.5	2,840,024	2,806,722	2,745,024	2,682,160	-6.2	2,594,223	-8.7	2,523,758	-10.1	2,445,393	-10.9	-8.8	2,355,300	-12.2
Unsecured Loans	2,846,796	-1.5	2,827,732	2,794,625	2,733,226	2,670,707	-6.2	2,583,142	-8.6	2,513,026	-10.1	2,435,026	-10.9	-8.8	2,345,300	-12.2
Consumers	2,846,643	-1.5	2,827,589	2,794,493	2,733,113	2,670,606	-6.2	2,583,054	-8.6	2,512,946	-10.1	2,434,952	-10.9	-8.8	2,345,300	-12.2
Commercials	153	-34.3	143	132	113	101	-34.0	88	-38.5	80	-39.4	74	-34.5	-26.7	0	-100.0
Secured Loans	12,380	-1.5	12,292	12,097	11,798	11,453	-7.5	11,081	-9.9	10,732	-11.3	10,367	-12.1	-9.5	10,000	-12.7
dit Card Business	1,253,800	5.2	1,276,763	1,285,516	1,253,533	1,176,105	-6.2	1,102,648	-13.6	1,015,694	-21.0	941,939	-24.9	-19.9	814,800	-30.7
ACOM MasterCard®	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	1,015,694	-21.0	941,939	-24.8	-19.9	814,800	-30.7
tallment Sales Finance Business	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-	-	-	-	-	-	-

tes 1. Loan Business Number of customer accounts with outstanding that includes non-interest bearing balance
2. Credit Card Business Number of cardholders.
3. Installment Sales Finance Business Number of contracts with receivables outstanding.
4.AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

9. Number of New Loan Customers(ACOM)

	2006/3	YOY %	2007/3					2008/3							
			2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
Number of New Loan Customers	330,385	-2.8	81,144	150,880	210,588	268,885	-18.6	40,982	-49.5	89,370	-40.8	131,823	-37.4	186,005	-30.8
Unsecured Loans	329,814	-2.9	81,065	150,740	210,422	268,710	-18.5	40,979	-49.4	89,365	-40.7	131,818	-37.4	186,000	-30.8
Consumers	329,814	-2.9	81,065	150,740	210,422	268,710	-18.5	40,979	-49.4	89,365	-40.7	131,818	-37.4	186,000	-30.8
Commercials	0	-	0	0	0	0	-	0	-	0	-	0	-	-	-
Secured Loans	571	22.5	79	140	166	175	-69.4	3	-96.2	5	-96.4	5	-97.0	5	-97.1

10. Number of Loan Business Outlets(ACOM)

	2006/3	YOY	2007/3					2008/3							
			2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3(E)	YOY
Number of Loan Business Outlets	2,003	218	2,029	2,044	1,949	1,812	-191	1,698	-114	1,700	-112	1,692	-120	1,690	-122
Staffed	277	-47	271	242	182	142	-135	141	-1	141	-1	138	-4	138	-4
Unstaffed	1,726	265	1,758	1,802	1,767	1,670	-56	1,557	-113	1,559	-111	1,554	-116	1,552	-118
QUICK MUJIN Machine	194	156	212	218	181	119	-75	0	-119	0	-119	0	-119	0	-119

11. Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

	2006/3	YOY	2007/3					2008/3							
			2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3(E)	YOY
Number of Cash Dispensers and ATMs	83,868	2,132	85,050	85,913	86,934	87,773	3,905	88,893	1,120	90,051	2,278	91,430	3,657	-	-
Proprietary	1,952	61	1,969	1,978	1,918	1,841	-111	1,832	-9	1,834	-7	1,826	-15	1,824	-17
Open 365 Days/Year	1,951	63	1,968	1,977	1,918	1,841	-110	1,832	-9	1,834	-7	1,826	-15	-	-
Open 24 Hours/Day	1,727	65	1,745	1,750	1,698	1,632	-95	1,623	-9	1,626	-6	1,620	-12	-	-
Tie-up	81,916	2,071	83,081	83,935	85,016	85,932	4,016	87,061	1,129	88,217	2,285	89,604	3,672	-	-
Others	8,903	219	8,919	8,976	8,947	8,464	-439	8,534	70	8,538	74	8,560	96	-	-
Number of MUJINKUN Machines	2,008	225	2,037	2,051	1,957	1,820	-188	1,697	-123	1,699	-121	1,691	-129	1,689	-131
QUICK MUJIN Machine	201	163	221	227	190	128	-73	0	-128	0	-128	0	-128	0	-128

Notes: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.
: 2. "MUJINKUN" is Automatic Contract Machine.
: 3. "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12. Employees(ACOM)

	2006/3	YOY	2007/3					2008/3							
			2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3(E)	YOY
Number of Employees	3,911	-185	3,889	3,767	3,707	2,956	-955	2,830	-126	2,801	-155	2,792	-164	2,859	-97
Head Office	937	12	957	966	978	866	-71	961	95	972	106	1,008	142	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		

nd in Actual Results and Estimates (Non-Consolidated)

. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

	2007/3				2007/6				2007/9				2007/12				2008/3(E)			
fective Annual Interest Rate	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)
Loans Receivable Outstanding	2,670,606	100.0	1,446,117	100.0	2,583,054	100.0	1,398,806	100.0	2,512,946	100.0	1,362,440	100.0	2,434,952	100.0	1,313,956	100.0	-	-	1,274,500	100.0
28.470% and Higher	49,559	1.8	20,506	1.4	46,793	1.8	19,365	1.4	44,270	1.8	18,351	1.3	41,356	1.7	17,093	1.3	-	-	11,100	0.9
27.375%	1,465,313	54.9	537,612	37.2	1,387,581	53.7	509,161	36.4	1,259,901	50.1	465,258	34.1	1,135,741	46.6	417,941	31.8	-	-	192,300	15.1
25.000% - 26.500%	458,676	17.2	289,512	20.0	439,609	17.0	275,366	19.7	391,180	15.6	244,091	17.9	344,013	14.1	210,738	16.0	-	-	218,300	17.1
20.000% - 24.820%	331,596	12.4	278,943	19.3	318,616	12.3	265,930	19.0	276,968	11.0	229,603	16.9	237,880	9.8	192,712	14.7	-	-	215,100	16.9
18.250% - 19.000%	46,663	1.7	83,666	5.8	43,586	1.7	79,880	5.7	38,292	1.5	70,775	5.2	31,825	1.3	57,932	4.4	-	-	66,400	5.2
15.000% - 18.000%	132,922	5.0	169,235	11.7	164,453	6.4	185,655	13.3	323,067	12.9	273,618	20.1	467,439	19.2	358,893	27.3	-	-	513,900	40.3
Less than 15.000%	185,877	7.0	66,641	4.6	182,416	7.1	63,448	4.5	179,268	7.1	60,740	4.5	176,698	7.3	58,645	4.5	-	-	57,400	4.5
verage Loan Yield	-	-	22.25	-	-	-	21.68	-	-	-	21.54	-	-	-	21.28	-	-	-	20.55	-

e Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year (%, Annual Rate).

. Unsecured Loans Receivable Outstanding for Consumers by Classified Receivable Outstanding(ACOM)

(Millions of yen)

	2007/3				2007/6				2007/9				2007/12				2008/3(E)			
Classified Receivable Outstanding (Thousands of yen)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)
≦ 100	424,813	15.9	19,518	1.4	412,550	16.0	18,538	1.3	395,107	15.7	17,640	1.3	383,196	15.7	16,434	1.2	-	-	15,800	1.2
100< ≦ 300	481,635	18.1	106,969	7.4	471,933	18.3	104,994	7.5	468,556	18.7	104,612	7.7	460,176	18.9	102,886	7.8	-	-	101,500	8.0
300< ≦ 500	1,170,089	43.8	540,562	37.4	1,124,832	43.5	519,705	37.2	1,093,038	43.5	504,989	37.1	1,056,639	43.4	487,170	37.1	-	-	468,400	36.8
500< ≦ 1,000	299,905	11.2	252,047	17.4	287,115	11.1	241,127	17.2	276,625	11.0	232,064	17.0	264,835	10.9	221,563	16.9	-	-	212,000	16.6
1,000<	294,164	11.0	527,019	36.4	286,624	11.1	514,439	36.8	279,620	11.1	503,134	36.9	270,106	11.1	485,901	37.0	-	-	476,800	37.4
Total	2,670,606	100.0	1,446,117	100.0	2,583,054	100.0	1,398,806	100.0	2,512,946	100.0	1,362,440	100.0	2,434,952	100.0	1,313,956	100.0	-	-	1,274,500	100.0

nd in Actual Results and Estimates(Non-Consolidated)

. Bad Debt Write-offs(ACOM)

Debt Write-offs)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
Debt Write-offs (Millions of yen)	107,239	-1.1	28,775	58,892	96,573	138,977	29.6	47,418	64.8	87,518	48.6	130,669	35.3	178,300	28.3
an Business	95,826	-1.4	25,649	52,784	87,152	126,038	31.5	43,642	70.1	80,205	51.9	119,247	36.8	163,100	29.4
Unsecured Loans	95,053	-1.4	25,510	52,462	86,757	125,515	32.0	43,563	70.8	79,941	52.4	118,867	37.0	162,600	29.5
Secured Loans	772	2.9	139	321	394	523	-32.2	79	-43.2	264	-17.9	379	-3.7	500	-4.4
COM MasterCard®	3,905	-11.1	967	1,879	2,962	4,123	5.6	1,322	36.7	2,529	34.6	3,718	25.5	5,100	23.7
stallment Sales Finance Business	2,088	-32.5	358	701	947	1,277	-38.9	-	-	-	-	-	-	-	-
uarantee Business	5,409	42.9	1,768	3,496	5,480	7,495	38.6	2,453	38.7	4,778	36.7	7,279	32.8	10,100	34.8

AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

o of Bad Debt Write-offs)

	2006/3		2006/6	2006/9	2006/12	2007/3		2007/6		2007/9		2007/12		2008/3(E)	
n Business (%)	5.99	(-0.06)	1.61	3.35	5.68	8.42	(2.43)	3.01	(1.40)	5.69	(2.34)	8.77	(3.09)	12.38	(3.96)
nsecured Loans	6.15	(-0.08)	1.66	3.45	5.85	8.67	(2.52)	3.11	(1.45)	5.86	(2.41)	9.03	(3.18)	12.74	(4.07)
cured Loans	1.41	(0.10)	0.26	0.61	0.78	1.07	(-0.34)	0.17	(-0.09)	0.59	(-0.02)	0.88	(0.10)	1.28	(0.21)
OM MasterCard®	8.20	(-0.78)	2.05	4.03	6.46	9.29	(1.09)	3.07	(1.02)	6.13	(2.10)	9.43	(2.97)	13.49	(4.20)
allment Sales Finance Business	4.53	(0.14)	0.83	1.82	2.66	3.97	(-0.56)	-	-	-	-	-	-	-	-
rantee Business	3.18	(0.50)	1.00	1.91	2.95	3.97	(0.79)	1.29	(0.29)	2.49	(0.58)	3.83	(0.88)	4.93	(0.96)

s 1. Rate of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee Business = Bad Debt Write-offs of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
2. Figures in brackets indicate year-on-year change in percentage points
3. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

-2. Unsecured Loans Write-offs by Reasons (ACOM)

sed on Receivables Outstanding	2006/3 C.R (%)	2006/3 Average Balance	2006/6 C.R (%)	2006/6 Average Balance	2006/9 C.R (%)	2006/9 Average Balance	2006/12 C.R (%)	2006/12 Average Balance	2007/3 C.R (%)	2007/3 Average Balance	2007/6 C.R (%)	2007/6 Average Balance	2007/9 C.R (%)	2007/9 Average Balance	2007/12 C.R (%)	2007/12 Average Balance
ount of Bad Debt Write-offs (Thousands of yen)	100.0	425	100.0	421	100.0	427	100.0	432	100.0	438	100.0	458	100.0	470	100.0	477
rsonal Bankruptcy	24.7	466	17.3	447	17.3	449	16.6	455	15.2	456	8.4	462	9.2	462	9.6	461
ilure to Locate Borrowers	3.2	391	2.4	375	2.8	375	2.6	374	2.3	375	1.1	380	1.1	397	1.1	402
rrowers' Inability of Making Repayments, etc.	40.8	435	45.6	431	45.0	431	44.9	434	45.5	435	47.9	451	46.4	482	45.2	496
COM's Voluntary Waiver of Repayments	31.3	389	34.7	402	34.9	414	35.9	424	37.0	438	42.6	467	43.3	482	44.1	464

Amount of ACOM's voluntary waiver of repayments includes waived principal which is associated with interest repayments.

d in Actual Results and Estimates(Non-Consolidated)

Bad Debts(ACOM)

(Millions of yen)

	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3	%	2007/6	%	2007/9	%	2007/12	%
l Amount of Bad Debts	109,573	6.85	119,160	7.50	131,458	8.35	136,772	8.92	141,307	9.44	138,128	9.54	132,080	9.37	126,421	9.30
oans to Borrowers in Bankruptcy or Under Reorganization	7,000	0.44	6,912	0.43	6,584	0.42	6,383	0.42	6,120	0.41	5,895	0.41	5,757	0.41	5,437	0.40
Applications for Bankruptcy are Proceeded	1,307	0.08	1,427	0.09	1,279	0.08	1,152	0.08	1,026	0.07	888	0.06	842	0.06	708	0.05
Applications for The Civil Rehabilitation are Proceeded	2,716	0.17	2,608	0.16	2,530	0.16	2,539	0.17	2,430	0.16	2,396	0.17	2,237	0.16	2,101	0.15
Applications for The Civil Rehabilitation are Determined	2,358	0.15	2,309	0.15	2,280	0.14	2,178	0.14	2,108	0.14	2,013	0.14	2,080	0.15	1,999	0.15
oans in Arrears	46,709	2.92	53,450	3.36	65,306	4.15	73,998	4.82	80,976	5.41	81,057	5.60	77,658	5.51	74,458	5.48
oans Past Due for Three Months or More	1,110	0.07	997	0.06	587	0.04	615	0.04	499	0.03	684	0.05	963	0.07	1,150	0.08
estructured Loans	54,752	3.42	57,800	3.64	59,000	3.75	55,777	3.64	53,711	3.59	50,491	3.49	47,700	3.38	45,374	3.34

In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet
is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006

-2. Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3	%	2007/6	%	2007/9	%	2007/12	%
ays ≦ < 3 months	12,968	0.81	19,475	1.23	20,742	1.32	16,179	1.05	17,223	1.15	19,756	1.36	22,946	1.63	17,236	1.27
31days ≦ < 3 months	7,289	0.46	9,686	0.61	8,334	0.53	7,846	0.51	6,586	0.44	8,751	0.60	9,900	0.70	8,643	0.64
11days ≦ < 31 days	5,679	0.36	9,788	0.62	12,408	0.79	8,333	0.54	10,637	0.71	11,004	0.76	13,046	0.93	8,592	0.63

Allowance for Bad Debts (ACOM)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
wance for Bad Debts (Millions of yen)	122,700	0.2	131,800	98,406	112,400	121,000	-1.4	124,600	-5.5	121,700	23.7	113,600	1.1	127,600	5.5
wance for Bad Debts calculated by former method)				(144,500)	(160,577)	(177,600)		(180,000)		(178,500)		(172,000)		(184,700)	
Ratio of Allowance for Bad Debts	7.26	-	7.88	5.96	6.99	7.72	-	8.37	-	8.40	-	8.14	-	9.44	-
eneral Allowance for Bad Debts	66,810	-13.1	69,417	46,178	50,182	54,257	-18.8	58,704	-15.4	56,857	23.1	53,295	6.2	-	-
Unsecured Consumer Loans	61,187	-11.8	63,541	40,578	44,875	48,963	-20.0	54,581	-14.1	52,583	29.6	48,972	9.1	-	-
pecific Allowance for Bad Debts	54,276	24.3	60,874	50,713	60,631	65,145	20.0	63,967	5.1	63,163	24.5	59,046	-2.6	-	-
ase or Decrease in Allowance for Bad Debts	300	104.3	9,100	-24,293	-10,300	-1,700	-666.7	3,600	-60.4	700	-	-7,400	-	6,600	-
wance for Loss on Debt Guarantees	3,330	15.6	3,680	3,810	3,770	3,670	10.2	4,030	9.5	3,650	-4.2	3,470	-8.0	4,100	11.7
crease or Decrease in Allowance	450	-55.7	350	480	440	340	-24.4	360	2.9	-20	-	-200	-	400	-

s 1. [Allowance for Bad Debts calculated by former method]: It is calculated based on the method used before the change
of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006

2 Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the term-end plus Installment receivables(excluding deferred income on installment sales finance) × 100

Allowance for Loss on Interest Repayments(ACOM)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3(E)	YOY %
wance for Loss on Interest Repayments (lions of yen)	23,700	-	25,000	357,500	335,391	490,000	-	455,794	-	424,033	-	388,431	-	352,433	-
... or Decrease in Allowance for Loss on Interest Repayments	23,700	-	1,300	333,800	311,691	466,300	-	-34,205	-	-65,966	-	-101,568	-	-137,567	-

The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006

nd in Actual Results and Estimates(Non-Consolidated)

). Credit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3 2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
mber of Cardholders	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	1,015,694	-21.0	941,939	-24.8	-19.9	814,800	-30.7
ie-up Card	688,052	34.7	739,373	775,181	773,495	721,805	4.9	670,986	-9.2	602,083	-22.3	547,902	-29.2	-24.1	-	-
mber of Accounts with Shopping Receivables	303,242	-0.3	310,262	311,686	310,727	297,342	-1.9	293,086	-5.5	281,467	-9.7	253,917	-18.3	-14.6	-	-
rd Shopping Receivables	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	41,174	-11.5	39,346	-14.0	-11.1	37,400	-15.5
evolving Receivables	43,043	-1.7	42,675	42,229	41,461	40,660	-5.5	39,230	-8.1	37,949	-10.1	36,687	-11.5	-9.8	-	-

). Installment Sales Finance Business(ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3 2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
mber of Customer Accounts	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-	-	-	-	-	-	-
tallment Receivables	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-	-	-	-	-	-	-
usted Receivables	40,366	-33.8	37,768	33,784	31,325	28,425	-29.6	-	-	-	-	-	-	-	-	-
io of Bad Debt Write-offs	4.53	-	0.83	1.82	2.66	3.97	-	-	-	-	-	-	-	-	-	-
mber of Merchant Venders	6,553	-	6,584	6,626	6,663	6,747	-	-	-	-	-	-	-	-	-	-

s 1. "Number of Customer Accounts" indicates the number of contracts with receivables outstanding.
2. Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.
3. AFRESH CREDIT CO., LTD (formerly JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007

. Guarantee Business(ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3 2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(F)	YOY %
mber of Customer Accounts with Outstanding Balance	387,173	12.0	397,291	403,403	406,194	407,585	5.3	408,834	2.9	408,068	1.2	406,452	0.1	-0.3	427,000	4.8
aranteed Loans Receivables	163,782	19.3	169,947	175,188	177,069	179,549	9.6	180,134	6.0	180,849	3.2	178,831	1.0	-0.4	193,200	7.6

end in Actual Results and Estimates(Consolidated Subsidiaries)

2. DC Cash One Ltd.

	2006/3		2007/3					2008/3							
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
ceivable Outstanding (Millions of yen)	74,142	25.1	77,253	80,064	81,536	82,698	11.5	82,888	7.3	82,993	3.7	81,651	0.1	-1.3	84,000	1.6
mber of Customer Accounts	172,183	14.7	176,248	179,646	181,664	182,878	6.2	183,318	4.0	182,721	1.7	180,934	-0.4	-1.1	181,500	-0.8
erage Balance of Loans per Account housands of yen)	431	9.1	438	445	448	452	4.9	452	3.2	454	2.0	451	0.7	-0.2	462	2.2
erage Loan Yield (%)	17.00	-	16.85	16.81	16.76	16.73	-	16.67	-	16.66	-	16.64	-	-	16.53	-
mber of New Loan Customers	43,354	-	10,746	20,929	30,544	38,709	-10.7	7,823	-27.2	13,932	-33.4	18,968	-37.9	-	28,300	-26.9
mber of Business Outlets	322	-	502	478	381	276	-	147	-	147	-	144	-	-	-	-
C Cash One's Direct Outlets	2	-	2	1	1	1	-	1	-	1	-	1	-	-	-	-
gency-type Outlets(ACOM)	320	-	500	477	380	275	-	146	-	146	-	143	-	-	-	-
mber of Employees	64	-	71	72	70	67	-	67	-	74	-	74	-	-	-	-

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	YTD %	2008/3(E)	YOY %
aranteed Receivables (Millions of yen)	254	-	1,616	3,630	7,021	9,126	-	12,694	685.5	15,461	-	18,997	170.6	108.2	22,100	142.2

e:Receivables outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

(Reference)

Category criteria concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

(Brief Description)

Corporate Governance Report dated February 13, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. ("TSE"), ACOM CO., LTD. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

March 26, 2008

Acquisition of Trust Beneficiary Rights to Emission Credits
~ Introducing Carbon Offsets as a Social Contribution Program ~

ACOM CO., LTD. (president & CEO: Shigeyoshi Kinoshita; hereinafter, "ACOM") has acquired 5,000 tons CO_2-equivalent in trust beneficiary rights to emission credits from Mitsubishi UFJ Trust and Banking Corporation (president: Haruya Uehara; hereinafter, "MUTB") to introduce carbon offsets as a means of preventing global warming.

1. Purpose of introducing carbon offsets

We are seeking to make ACOM a familiar presence as a corporate citizen working in harmony with society by supporting cultural, artistic, and sports activities, consumer education and financial training, and social welfare through social contribution programs. One recent step to address the increasingly serious issue of g obal warming has been to complement the activities of "Team-6%" by acquiring emissions credits from MUTB via a UN-sanctioned greenhouse gas reduction project and introducing a scheme for offsetting portion of the greenhouse gases emitted in the course of our corporate activities. In order to assist Japan achieve the greenhouse gas reductions it has pledged under the Kyoto Protocol, we will make voluntary conveyance of the acquired emissions credits to the Japanese government.

2. Acquisition of trust beneficiary rights to emission credits

(1) Type of emission credits

"HFC Decomposition Project in Ulsan"(UN CDM Executive Board Authorization No. 003)

(2) Volume acquired

5,000 tons CO_2-equivalent

(3) Carbon offset coverage

We will offset a total of 5,000 tons of emissions for the next five years to cover the annual greenhouse gas emissions of approximately 1,000 tons produced by "ACOM 'Miru' Concert Monogatari," our barrier-free concerts, and our head office building and other locations.

Reference: "ACOM 'Miru' Concert Monogatari"

In an effort to contribute to local communities, ACOM invites local residents to ACOM 'Miru' Concert Monogatari performances around the country. More than 100,000 people have attended the over 100 concerts performed since the first performance in 1994.

These "Concert Monogatari" performances constitute a new art form combining vibrantly colored "silhouettes," "live performances" by piano trios (piano, violin, and cello), and "storytelling."

The concerts offer enjoyment for all generations, from small children to senior citizens, and special provisions are made to ensure "barrier-free concerts" for the sake of handicapped audience members, including onstage sign language interpretation and seating spaces reserved for wheelchair users.

Another notable feature of these concerts is that local governments and resident volunteers in the venue areas invariably assist ACOM employees in the many arrangements necessary to put on these concerts.



acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

May 20, 2008

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ACOM CO., LTD.
List of Documents, as amended, under Rule 12g3-2(b)
in connection with Exemption Application

Dear Sir / Madam,

We, ACOM CO., LTD., refer to our letter dated August 4, 2006 submitted to the Securities and Exchange Commission based upon Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934, as amended.

We hereby submit the revised and restated list of information required under Rule 12g-3-2(b) set forth in the letter referred to above.

Such revisions to the list were required mainly due to (i) a change of the name of the former "Securities and Exchange Law" to the "Financial Instruments and Exchange Law" as of September 30, 2007, and (ii) a change in the numbering of the provisions of the applicable listing rule, because the provisions of the former the former Regulation on Timely Disclosure of Corporate Information of Issuers of Listed Securities of the Tokyo Stock Exchange ("TSE") were incorporated into the Listing Rules of TSE as of November 1, 2007. The list of information below reflects such changes.

NAME OF REPORT OR ANNOUNCEMENT	TIMING OF PUBLICATION FILING OR DISTRIBUTION ACCORDING TO LAW, REGULATION OR APPLICABLE RULE	SOURCE OF PUBLICATION REQUIREMENT
Annual Securities Report (including Audited Consolidated and Non-consolidated Financial Statements) and any Amendment thereto (in Japanese)	Within three months after the end of fiscal year ending March 31 of each year	Articles 24, 24-2(1) and 25 of the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law")
Certification on the Adequacy of Disclosure in Annual Securities Report, Quarterly Report and Semi-Annual Securities Report and any Amendment thereto (in Japanese)	At the same time as the Annual Securities Report, Quarter Report or Semi-Annual Securities Report	Articles 24-4-2, 24-4-3(1), 24-4-8, 24-5-2 and 25 of the Financial Instruments and Exchange Law
Report on Internal Control and any Amendment thereto (in Japanese)	At the same time as the Annual Securities Report	Articles 24-4-4, 24-4-5(1) and 25 of the Financial Instruments and Exchange Law
Quarterly Report and any Amendment thereto (in Japanese)	Within forty five days after the end of each quarter	Articles 24-4-7 and 25 of the Financial Instruments and Exchange Law
Semi-Annual Securities Report (including Consolidated and Non-consolidated Interim Financial Statements) and any Amendment thereto (in Japanese)	Within three months after the end of the first six months ending September 30 of each year	Articles 24-5(1), 24-5(5) and 25 of the Financial Instruments and Exchange Law

Securities Registration Statement and any Amendment thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Financial Instruments and Exchange Law	Articles 4, 5, 7 and 25 of the Financial Instruments and Exchange Law
Shelf Registration Statement and any Amendment thereto, Supplemental Document(s) thereto, and any Notification on Withdrawal of Shelf Registration (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Financial Instruments and Exchange Law	Articles 23-3, 23-4, 23-7, 23-8 and 25 of the Financial Instruments and Exchange Law
Extraordinary Report and any Amendment thereto (in Japanese) (if any)	Without delay after an occurrence of any of certain events designated in the Financial Instruments and Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Financial Instruments and Exchange Law
Registration of Take-Over Bid and any Amendment thereto (in Japanese) (if any)	Prior to such take-over bid	Articles 27-3, 27-8, 27-14 and 27-22-2(2) of the Financial Instruments and Exchange Law
Opinion Statement Report Concerning Take-Over Bid and any Amendment thereto (in Japanese) (if any)	Within ten business days after the public announcement of commencing such take-over bid	Articles 27-10 and 27-14 of the Financial Instruments and Exchange Law
Answer Statement Report Concerning Take-Over Bid and any Amendment thereto (in Japanese) (if any)	Within five business days after receiving the Opinion Statement Report Concerning Take-over Bid setting out questions to the bidder	Articles 27-10 and 27-14 of the Financial Instruments and Exchange Law

Report Concerning Take-Over Bid and any Amendment thereto (in Japanese) (if any)	Promptly after completion of such take-over bid	Articles 27-13 and 27-14 of the Financial Instruments and Exchange Law
Report on Purchase of the Company's Own Stock and any Amendment thereto (in Japanese) (if any)	If a resolution concerning purchase of the Company's own stock is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such purchase shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the Financial Instruments and Exchange Law
Report on Bulk Holding and Change of Status Report; and any Amendment thereto (in Japanese) (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates	Articles 27-23, 27-25, 27-28 and 27-29 of the Financial Instruments and Exchange Law

	of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	
Brief Statement of Annual Financial Results (Consolidated and Non-consolidated) (in Japanese)	Promptly after the settlement of financial results	Article 404(1) of the Listing Rules of the Tokyo Stock Exchange, Inc. ("TSE") (the "Listing Rules")
Brief Statement of Interim Financial Results (Consolidated and Non-consolidated) (in Japanese)	Promptly after the settlement of interim financial results	Article 404(1) of the Listing Rules
Brief Statement of each of the First/Third Quarter Financial Results (Consolidated and Non-consolidated) (in Japanese)	Promptly after the settlement of financial results of the first/third quarter	Article 404(2) of the Listing Rules
Written Oath Regarding Timely Disclosure and its Attachment	Promptly after change of the representative of the Company or expiration of five-year period after the previous filing of the Written Oath Regarding Timely Disclosure as	Article 418 of the Listing Rules

	stipulated in the Listing Rules	
Corporate Governance Report and any Amendment thereto (in Japanese) (if any)	Without delay after an occurrence of any of the certain events designated in the Listing Rules	Article 419 of the Listing Rules
Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report, Etc.	Without delay after the Company files its Annual Securities Report and its Semi-Annual Securities Report as stipulated in the Listing Rules	Article 421 of the Listing Rules
Improvement Report and Report on Status of Improvement (in Japanese) (if any)	Promptly after being requested by TSE	Articles 502 and 503 of the Listing Rules
Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and corporate auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law

Notice of Convocation of (Ordinary or Extraordinary) General Meeting of Shareholders, including Financial Statements and Operating Information) (in Japanese	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
Notice of Resolutions of General Meeting of Shareholders, including Report of Dividend (in Japanese)	None	None
Statutory Notices to Shareholders (other than Notice of Convocation of (Ordinary or Extraordinary) General Meeting of Shareholders) (in Japanese) (if any)	At such time as required by the Financial Instruments and Exchange Law or the Company Law	The Financial Instruments and Exchange Law or the Company Law
Voluntary Notices to Shareholders (in Japanese) (if any)	None	None
Statutory Public Notices (in Japanese) (if any)	At such time as required by the Financial Instruments and Exchange Law or the Company Law	The Financial Instruments and Exchange Law or the Company Law
Voluntary Public Notices (in Japanese) (if any)	None	None
Internet Website: http://www.acom.co.jp/ (in Japanese and English)	None	None

Annual Business Report to Shareholders (including Annual Financial Statements) (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (including Semi-Annual Financial Statements) (in Japanese) (if any)	None	None
Annual Report (in English) (if any)	None	None
Interim Report (in English) (if any)	None	None
Data Book on the Company (in English) (if any)	Quarterly basis	None
Articles of Incorporation (in Japanese)	Immediately after the amendment of the Articles of Incorporation	Article 420 of the Listing Rules
Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors in accordance with the Company Law at the Company's head office and branch offices)	For ten years at the Company's head office (and for five years at the branch offices, if applicable) from the date of such meeting	Article 318 of the Company Law
Notice in Relation to Material Issues which can Significantly Impact on Investor's Decision with Respect to the Company (in Japanese) (if any)	At such time as stipulated in the Listing Rules	The Listing Rules

Notice in Relation to Material Issues which can Significantly Impact on Investor's Decision with Respect to the Company (in Japanese) (if any)	At such time as stipulated in the Listing Rules	The Listing Rules
Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6033, Japan, telephone (81-3-5561-4421), facsimile (81-3-5561-4425).

Yours faithfully,

ACOM CO., LTD.

By [signature]

Name: Satoru Miyakawa

Title: Chief General Manager, General Affairs Dept.


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